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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **7/1/2020** AND ENDING **6/30/2021**
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WG Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1764 Litchfield Turnpike, Suite 250
(No. and Street)

Woodbridge   **CT**   **06525**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Reinharz   **203-389-8400**
                                          (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Larry D. Liberfarb, P.C.
(Name - if individual, state last, first, middle name)

11 Vanderbilt Avenue, Suite 220	**Norwood**	**MA**	**02062**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Lawrence Reinharz _____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____ WG Securities, LLC _____ , as of _____ June 30, 2021 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Managing Member
Title

_____
Notary Public

MARTIN J WEEMAELS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WE4936684
Qualified in Westchester County
My Commission Expires August 22, 2022

This report* contains (check all applicable boxes):

☑	(a)	Facing page.
☑	(b)	Statement of Financial Condition.
☑	(c)	Statement of Income (Loss).
☑	(d)	Statement of Cash Flows
☑	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
☑	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
☑	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
☑	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
☐	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
☐	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑	(l)	An oath or affirmation.
☐	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
☑	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.G. SECURITIES, LLC

FINANCIAL STATEMENTS

JUNE 30, 2021

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
of W.G. Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of W.G. Securities, LLC as of June 30, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of W.G. Securities, LLC as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of W.G. Securities, LLC's management. Our responsibility is to express an opinion on W.G. Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to W.G. Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of W.G. Securities, LLC's financial statements. The supplemental information is the responsibility of W.G. Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.



Larry D. Liberfarb, P.C.

We have served as W.G. Securities, LLC's auditor since 2007.

Norwood, Massachusetts

August 10, 2021

W.G. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

ASSETS

Cash	$ 2,525,801

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Unearned revenue	$	26,800
Accrued expenses		17,191
Due to related party		741,067
Total Liabilities		785,058
Member's Equity:		
Member's capital		1,740,743
		$ 2,525,801

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2021

Revenues:

Advisory fees	$ 2,025,940

Expenses:

Commissions	326,049
Related party services	260,225
Compliance expenses	50,131
Administrative overhead	31,278
	667,683
Net income	$ 1,358,257

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2021

Balance at July 1, 2020	$	382,486
Net income		1,358,257
Balance at June 30, 2021	$	1,740,743

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2021

Cash flows from operating activities:	
Net income	$ 1,358,257
Adjustments to reconcile net income to net cash flow from operating activities:	
(Increase) Decrease in operating assets:	
Accounts receivable	20,000
Increase (Decrease) in operating liabilities:	
Unearned revenue	6,300
Due to related party	619,439
Accounts payable and accrued expenses	9,964
Net cash from operating activities	2,013,960
Increase in cash	2,013,960
Cash at beginning of the period	511,841
Cash at end of the period	$ 2,525,801

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	0
Income taxes	$	0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Delaware on December 20, 2005 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides merger and acquisition services for its clients.

Revenue from Contracts with Customers:

Revenues from contracts with customers includes advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company typically enters into contracts with customers calling for a retainer and a success fee. Success fee revenue is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction). Success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes success fees in the period earned. Retainers are recognized as performance obligations are met. Retainers and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities.

The Company had contract liabilities in the amount of $26,800 at June 30, 2021.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes:

Income taxes are not reflected in the accompanying financial statements, as the Company is included in the consolidated income tax return filed by its parent. The parent is taxed as a limited liability company under the Internal Revenue Code, and a similar state statute. In lieu of income taxes, the shareholders of the parent are taxed on their proportionate share of the taxable income.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange als, provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2021, the Company had net capital of $1,740,743 which was $1,688,406 in excess of its required net capital of $52,337. The Company's net capital ratio was .45 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company incurred charges for management services (including administrative, facility and preparation fees) from an affiliated entity under common ownership in the amount of $260,225 for the year ended June 30, 2021. The amount due to the related party as of June 30, 2021 was $741,067. Because there is common ownership of the entities, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

At June 30, 2021, the Company had no unfulfilled contracts, commitments or contingencies.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were available to be issued, and no events have been identified which require disclosure.

W.G. SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2021

W.G. SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2021

AGGREGATE INDEBTEDNESS:

Unearned revenue	$	26,800
Accrued expenses		17,191
Due to related party		741,067
	$	785,058

NET CAPITAL:

Member's capital	$ 1,740,743

ADJUSTMENTS TO NET CAPITAL   -

NET CAPITAL AS DEFINED $ 1,740,743

NET CAPITAL REQUIREMENT: 52,337

NET CAPITAL IN EXCESS OF REQUIREMENT: $ 1,688,406

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   .45 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA Amended Focus Report	$ 1,740,743
Net capital per above	$ 1,740,743

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II

W.G. SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE AND INFORMATION RELATED TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2021

W.G. Securities, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

See Report of Independent Registered Public Accounting Firm

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
of W.G. Securities, LLC

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) W.G. Securities, LLC identified that it was filing the exemption report solely to be in compliance with 17 C.F.R. 240.17a-5 (d)(1) and (4). W.G. Securities, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the company limited its business activities exclusively to private placement of securities and mergers and acquisitions. W.G. Securities, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions or subscription way basis where the funds are payable to the issuer or its agent. W.G. Securities LLC did not carry accounts of or for customers, nor carry PAB accounts throughout the most recent fiscal year without exception. W.G. Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about W.G. Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs 17 C.F.R. 240.17a-5 (d)(1) and (4) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Norwood, Massachusetts
August 10, 2021

WG Securities, LLC

Exemption Report

WG Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

    (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. and

    (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and mergers and acquisitions. and the Company (1) did not directly or indirectly receive. hold. or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers: and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I Lawrence Reinharz. swear (or affirm) that. to my best knowledge and belief. this Exemption Report is true and correct.

By:_____

Managing Member

Larry Reinharz